

Mail Stop 3720

January 10, 2018

Hong Zhida
Chief Executive Officer
Addentax Group Corp.
Floor 13th, Building 1
Block B, Zhihui Square
Nanshan District, Shenzhen City
China 518000

> **Re:** **Addentax Group Corp.**
> **Current Report on Form 8-K**
> **Filed September 25, 2017**
> **File No. 333-206097**

Dear Mr. Hong:

We issued comments to you on the above-captioned filing on October 20, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 25, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Geoff Armstrong